UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Anne T. Madden

Senior Vice President and General Counsel

Honeywell International Inc.

300 South Tryon Street

Charlotte, North Carolina 28202

(704) 627-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

(1)	Name of reporting person Honeywell International Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 467,200
	(8)	Shared voting power 0
	(9)	Sole dispositive power 467,200
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 467,200
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.62% [1]
(14)	Type of reporting person (see instructions) CO

[1]

All calculations of percentage ownership herein are based on a total of 75,635,938 Shares issued and outstanding as of July 27, 2020, as reported on the Form 10-Q filed with the SEC by the Company on July 30, 2020.

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Shares”), of Garrett Motion Inc., a Delaware corporation (the “Company”). According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180.

Item 2. Identity and Background.

(a)	This statement is filed by Honeywell International Inc. (the “Reporting Person”).

(b)	The address of the Reporting Person is Honeywell International Inc., 300 South Tryon Street, Charlotte, North Carolina 28202.

(c)	The Reporting Person is a diversified technology and manufacturing company.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person invested a total of approximately $1,642,992 to purchase 467,200 Shares. The Reporting Person used cash on hand to fund such purchases. No borrowed funds were used to purchase the Shares.

Item 4. Purpose of Transaction.

On September 20, 2020, the Company announced that it had commenced reorganization proceedings under Chapter 11 of the United States Bankruptcy Code. Based on filings made by the Company with the Securities and Exchange Commission, the Company also entered into a restructuring support agreement with certain of the Company’s lenders and a stalking horse purchase agreement with a private equity firm in connection with its Chapter 11 filing.

On October 20, 2020, the Reporting Person, Oaktree Capital Management, L.P. (“Oaktree”), Centerbridge Partners, L.P., (“Centerbridge”) and certain other Company shareholders (the “Shareholder Parties” and, together with Oaktree and Centerbridge, the “Equity Commitment Parties”) entered into the Amended and Restated Coordination Agreement (including the term sheet attached thereto, the “A&R Coordination Agreement”) in anticipation of submitting an alternative proposal for a plan of reorganization (the “Proposed Plan”) to the Company.

Thereafter, the Reporting Person purchased the Shares reported herein in open-market transactions for investment purposes and to demonstrate alignment with the Company’s other shareholders. The Reporting Person intends (but does not commit) to purchase from time to time in open-market transactions (and subject to market prices) additional Shares up to but not exceeding 4.75% of the Company’s outstanding Shares.

The restructuring transactions contemplated by the A&R Coordination Agreement provide for the treatment of claims against the Company and its subsidiaries, including the termination of the Reporting Person’s Indemnification and Reimbursement Agreement and Tax Matters Agreement with the Company in exchange for an initial cash payment of $275.0 million and new series B preferred stock in the reorganized Company providing for payment of $1.175 billion to be paid over a twelve-year period ending December 31, 2034. Under the A&R Coordination Agreement, the Equity Commitment Parties agreed to commit to purchase, $1,050.0 million of new shares of convertible series A preferred stock of the reorganized Company. The A&R Coordination Agreement also provides for a rights offering in which all holders of shares of Common Stock will receive subscription rights to purchase additional shares of convertible series A preferred stock at a purchase price of up to $100.0 million in the aggregate in cash pursuant to the terms and conditions therein. Under the A&R Coordination Agreement, among other things, the Shareholder Parties agreed not to dispose of any ownership, including any beneficial ownership in any interests in the Debtors (as defined therein) unless the A&R Coordination Agreement with respect to the Shareholder Parties is terminated with respect to the Shareholder Parties and such termination is disclosed in an amendment to their respective Schedule 13Ds.

The Proposed Plan has not been approved by the Company and is subject to milestones and conditions that may not occur or be satisfied. As such, there is no assurance that the Proposed Plan will be completed on the terms set forth in the A&R Coordination Agreement, or at all. The foregoing description of the A&R Coordination Agreement is qualified in its entirety by the terms and conditions of the A&R Coordination Agreement, which is filed as Exhibit 99.1 hereto.

The Reporting Person and the Equity Commitment Parties (to the extent they own Shares of Common Stock) may be deemed to constitute a group for purposes of Rule 13d-3 under the Act. The Reporting Person reserves the right to act independently and without respect to the other Equity Commitment Parties, subject to the A&R Coordination Agreement, and to change its plans or proposals at any time, including with respect to any matter set forth in items (a) through (j) of Item 4 of Schedule 13D.

Certain of the other Equity Commitment Parties have filed, and the Reporting Person anticipates that the other Equity Commitment Parties may file additional, separate statements of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing their required information. The Reporting Person assumes no responsibility for the information contained in any filings by any other person. The Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or acquired by any other person except to the extent of its pecuniary interest, if any, therein. Based on information provided by the Equity Commitment Parties, the Reporting Person believes that the Equity Commitment Parties beneficially own in the aggregate 49.3% of the outstanding Shares as of the date of this statement.

The Reporting Person continues to monitor further developments in respect of the Company’s reorganization. The Reporting Person may, individually or together with other persons, consider, explore and/or develop plans and/or make proposals (whether preliminary or final and whether individually or together with other parties, including other stakeholders) with respect to, among other things: the proposed stalking horse purchase agreement or any other proposals made by other persons and the Company’s proposed plan of reorganization, or possible alternatives to any of the foregoing; and/or the Company’s business or assets. At any time, the Reporting Person may adjust its holdings in the open market, in privately negotiated transactions or otherwise, including by acquiring additional Shares (subject to a total cap of 4.75% of the Company’s outstanding Shares).

Item 5. Interest in Securities of the Issuer.

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c)

The information set forth in response to Item 3 is incorporated by reference herein. During the past 60 days, none of the Reporting Persons has effected any transactions in the Shares, except as set forth on Schedule A hereto.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares set forth above.

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

The following document is filed as exhibit to this statement:

Exhibit 99.1	Exhibit 99.1: Amended and Restated Coordination Agreement, dated October 20, 2020, by and among the parties identified therein (incorporated by reference to Exhibit 2 to Amendment No. 2 to Schedule 13D filed by Oaktree Capital Management L.P. on October 21, 2020).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 2020

HONEYWELL INTERNATIONAL INC.

By:	/s/ Anne T. Madden
Name:	Anne T. Madden
Title:	Senior Vice President and General Counsel

SCHEDULE A

Transactions in Shares effected by Honeywell International Inc. in the last 60 days

(all purchases and sales effected on the OTC Pink Market)

Transaction Date	Transaction Type	Quantity	Price Per Share ($)
10/21/2020	Buy	2,100	2.76
10/21/2020	Buy	16,000	2.77
10/21/2020	Buy	12,500	2.80
10/21/2020	Buy	2,500	2.84
10/21/2020	Buy	1,500	2.86
10/21/2020	Buy	3,000	2.90
10/21/2020	Buy	15,000	2.91
10/26/2020	Buy	5,000	3.32
10/26/2020	Buy	13,000	3.32
10/26/2020	Buy	3,000	3.33
10/26/2020	Buy	4,000	3.42
10/26/2020	Buy	19,600	3.45
10/27/2020	Buy	5,000	3.35
10/27/2020	Buy	5,000	3.40
10/27/2020	Buy	5,000	3.41
10/27/2020	Buy	10,000	3.46
10/27/2020	Buy	4,253	3.50
10/27/2020	Buy	4,000	3.52
10/27/2020	Buy	11,500	3.54
10/27/2020	Buy	2,500	3.55
10/27/2020	Buy	7,500	3.55
10/27/2020	Buy	23,822	3.55
10/27/2020	Buy	25,000	3.58
10/27/2020	Buy	21,425	3.59
10/27/2020	Buy	100	3.67
10/27/2020	Buy	1,900	3.68
10/27/2020	Buy	1,500	3.69
10/27/2020	Buy	10,000	3.69
10/27/2020	Buy	11,500	3.70
10/28/2020	Buy	9,638	3.55
10/28/2020	Buy	19,568	3.56
10/28/2020	Buy	700	3.59
10/28/2020	Buy	35,600	3.60
10/28/2020	Buy	2,000	3.61
10/28/2020	Buy	5,000	3.62
10/28/2020	Buy	9,294	3.63
10/28/2020	Buy	68,700	3.64
10/28/2020	Buy	3,000	3.65
10/28/2020	Buy	43,500	3.66
10/28/2020	Buy	23,000	3.74